Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Lottery.com Enters Into an Agreement with Ritzio International, as it Seeks to Enter Various European Markets

AUSTIN, Texas, April 12, 2021 (GLOBE NEWSWIRE) -- Lottery.com (the “Company” or “Lottery.com”), a leading platform that allows users to play the lottery online, has signed an engagement letter with Ritzio International (“Ritzio”) in relation to an expansion of Lottery.com's business into European markets.

Ritzio is a leading gaming brand for outstanding customer service, profitable strategy, and leadership. Its gaming venues are primarily small and medium-sized properties located in urban areas throughout Europe. Their stable gaming network provides visitors with flexible access to a growing portfolio of gaming venues, entertainment services and strict standards of quality and safety.

Europe’s gambling market is estimated to be approximately €23 billion ($27.4 billion). The addressable market in the countries that Ritzio covers includes 96 million people.

“This partnership is an important inroad as we expand our overseas operations and offer our products to new markets,” said Lottery.com CEO Tony DiMatteo. “Ritzio’s established presence and experience in the gaming industry is phenomenal and aligns well with our growth strategy.”

The deal demonstrates Lottery.com’s recent efforts to increase its international expansion and presence, with Ritzio operating more than 150 gaming halls across its Germany, Romania, and Belarus divisions, exceeding 3,800 gaming terminals and €90 million ($107 million) of annual revenue. Ritzio brings more than 15 years experience in this market. More information about Ritzio can be found on their website https://ritzio.eu/

On February 22, 2021, the Company entered into a definitive agreement with Trident Acquisitions Corp. (Nasdaq: TDACU, TDAC, TDACW) to become a publicly traded company on The Nasdaq Stock Market.

About Lottery.com

Lottery.com is an Austin, TX-based company enabling consumers to play state-sanctioned lottery games from their home or on the go in the US and internationally. The Company works closely with state regulators to advance the lottery industry, providing increased revenues and better regulatory capabilities, while capturing untapped market share, including millennial players. Lottery.com is also gamifying charitable giving to fundamentally change how nonprofits engage with their donors and raise funds. Through their WinTogether.org platform, they offer charitable donation sweepstakes to incentivize donors to take action by offering once in a lifetime experiences and large cash prizes.

Important Information and Where to Find it

In connection with the proposed business combination, Trident Acquisitions Corp. (“Trident”), expects to file a registration statement on Form S-4 (the “Registration Statement”) that will include a preliminary proxy statement with the U.S. Securities and Exchange Commission (“SEC”) for the solicitation of proxies from Trident's shareholders. Additionally, Trident will file other relevant materials with the SEC in connection with the proposed business combination. Copies may be obtained free of charge at the SEC's web site at www.sec.gov. A definitive proxy statement will be mailed to Trident shareholders as of a record date to be established for voting on the proposed business combination. Investors and security holders of Trident are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding the proposed business combination between Trident and Lottery.com, Trident and the Company’s ability to consummate the transactions, the benefits of the transactions, the Company’s estimated growth, operational and state expansion, and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. The Company cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or the Company. In addition, the Company cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or the Company following announcement of the proposed business combination; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Trident, or other conditions to closing in the business combination agreement; (iv) the risk that the proposed business combination disrupts the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of the Company’s business and the timing of expected business milestones; (viii) the Company’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) the Company’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and the Company’s accounting staffing levels; (x) the effects of competition on the Company’s future business; (xi) risks related to the Company’s dependence on its intellectual property and the risk that the Company’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect on the Company and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; and (xvi) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident's shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident's executive officers and directors in the solicitation by reading Trident's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Proxy Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Lottery.com Contact:

Cody Billingsley

(512) 537-5713

cody@lottery.com